STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

June 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Rule 477 Request by Starboard Investment Trust (File Nos. 333-159484 and 811-22298) to withdraw the Trust's Registration Statement filed on Form N-1A

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, Starboard Investment Trust requests withdrawal of its Registration Statement on Form N-1A (the "Registration Statement") filed with the U.S. Securities and Exchange Commission on June 30, 2017, EDGAR Accession Number: 0001464413-17-000214. The request for withdrawal is being made in order to add "Red Herring" disclosure to the documents. No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3802.

Yours truly,

/s/ Matthew J. Beck
Matthew J. Beck

cc:	Betselot Zeleke Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Terrence O. Davis, Esq.
1180 West Peachtree Street, Suite 1800
Atlanta, GA  30309
404-817-8531